

VRB Power Systems
INCORPORATED

03 AUG -5 AM 7:21

July 24, 2003



03029068

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

Re: ***VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB Power's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,
VRB Power Systems Inc.

Susan L. Wilson,
Legal Assistant

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 34688



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

$20,000,000 US Letter of Undertaking

Vancouver, B.C. (July 23, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the receipt of a letter of undertaking to provide VRB Power with $20,000,000 USD from a private U.S. entity. The guarantee of funds was required for use within a recent bid proposal submitted by VRB Power as a reply to a request from a U.S. Utility company regarding demand side management solutions in a capacity constrained area of their network.

"VRB Power has structured a favourable working relationship with a group of private U.S. investors to help in providing the appropriate funding required to facilitate Build Own and Operate projects by the Utility sector and other customer markets. This key relationship will help VRB Power to implement additional projects of this nature and aggressively pursue large installations in many severely capacity constrained areas around North America", reports Vince Sorace, President of VRB Power.

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB/ESS"). The VRB/ESS is an enabling technology that effectively stores electricity on demand. The VRB/ESS provides direct economic benefits to utilities and end users in terms of improved, power quality, reliability and energy efficiency. The VRB/ESS is particularly well suited to electrical power arbitrage, load levelling (peak shaving), grid stability enhancements, and capital deferment. It is primarily focussed on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 34688



VRB Power Systems
INCORPORATED

03 AUG -6 AM 7:21

News Release
For Immediate Release

VRB Power Appoints New Director
And Convertible Debenture Financing Closed

Vancouver, B.C. (July 18, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the appointment of Wayne A. Case to the Board of Directors. Mr. Case holds a Master of Business degree and holds the position of President, Board Chairman, and CEO for Schmitt Industries, Inc. (Nasdaq: SMIT). Mr. Case brings over 40 years of professional business and project management experience in sales, marketing, licensing, manufacturing, product design, project management and resort development management. He has developed and managed complicated product development plans and projects for worldwide corporations at various international locations.

VRB Power is also pleased to announce that it has completed its previously announced non-brokered private placement with transaction details as follows: 10% Convertible Debenture for $150,000 convertible at no additional cost into units at a conversion rate of $0.25 of principal amount outstanding, each unit consisting of one common share and one common share purchase warrant exercisable at $0.25 for one year from the date of issuance. VRB Power reserves the right to force conversion upon VRB Power's share price trading at $1.00 or higher for 30 consecutive calendar days.

VRB Power will be granting 770,000 incentive stock options to Consultants and Directors. The stock options are at a price of $0.26 per share pursuant to the company's stock option plan and subject to regulatory approval.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

1-KE 34688



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

Convertible Debenture Financings Closed

Vancouver, B.C. (July 11, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that it has completed its previously announced non-brokered private placement with transaction details as follows: 10% Convertible Debentures for $850,000 convertible at no additional cost into units at a conversion rate of $0.15 of principal amount outstanding, each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 for one year from the date of issuance. VRB Power reserves the right to force conversion upon VRB Power's share price trading at $0.75 or higher for 30 consecutive calendar days. Finder's fees were payable consisting of $67,350 in cash, 80,000 common shares of VRB Power and 100,000 broker warrants, each broker's warrant entitling the holder to acquire one VRB Power common share at a price of $0.15 per share for a period of one year.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 34682



VRB Power Systems
INCORPORATED

03 AUG -5 AM 7:21

News Release
For Immediate Release

Stock Option Grant

Vancouver, B.C. (June 30, 2003) – VRB Power Systems Inc. ("VRB Power") today announced the granting of 400,000 Director's incentive stock options. The stock options are at a price of $0.31 per share pursuant to the company's stock option plan and subject to regulatory approval.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 34688



VRB Power Systems
INCORPORATED

03 AUG -5 AM 7:21

News Release
For Immediate Release

King Island Project Update and Appointment of Managing Director

Vancouver, B.C. (June 23, 2003) – VRB Power Systems Inc. (VRB Power) announces that it's 69% owned subsidiary, Pinnacle VRB Limited, announced the following:

Pinnacle VRB Limited ("Pinnacle") is pleased to provide the following update on progress in the project to install a VRB Energy Storage System ("VRB/ESS") on King Island for Hydro Tasmania ("HEC").

Since the last announcement made to ASX on 20 May 2003 further progress has occurred as follows:-

- The third of five milestones in the HEC contract has been completed;
- The VRB/ESS cell stacks have now been delivered to King Island and inspected;
- The electrolyte solution has been received in Melbourne;
- The control system design has been completed by Pinnacle and issued to HEC for manufacture; and
- Installation is to begin on site on King Island later this month.

In addition, Pinnacle is pleased to advise that Mr. Don Nicholson has accepted an invitation by the board of Pinnacle to resume the position of Managing Director of the Company and has been so appointed pursuant to Clause 73.1 of Pinnacle's constitution with immediate effect.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. (VRB/ESS). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace,
President, VRB Power Systems Inc.

- 30 -

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 34688



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

ADDITIONAL CONVERTIBLE DEBENTURE

Vancouver, B.C. (June 20, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that due to excessive demand of the prior announced Convertible Debenture of June 16, 2003 at $.15, the $150,000 allocated to Vince Sorace, President of VRB Power, will be set as a new and additional financing as follows: a non-brokered convertible debenture for $150,000 CAD. The terms of the debenture will be a secured one year note convertible at $0.25 into units, each unit consisting of one common share and one warrant exercisable into a further common share at $.25 for one year. The coupon rate will be 10% and interest will be payable quarterly in arrears. The Company will reserve the right to force conversion upon the Company's share price trading at $1.00 or higher for 30 consecutive days. This transaction is subject to regulatory approval and no finders fees will be payable.

The total amount of the two recently announced convertible debentures, will now be $1,000,000 CAD.

VRB Power also wishes to announce the granting of 300,000 Director's stock options at $.25 pursuant to the company's stock option plan and subject to regulatory approval.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 3468



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

CONVERTIBLE DEBENTURE

Vancouver, B.C. (June 16, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that it has negotiated, subject to regulatory acceptance, a non-brokered convertible debenture for $850,000 CAD. The terms of the debenture will be a secured one year note convertible at $0.15 into units, each unit consisting of one common share and one warrant exercisable into a further common share at $.20 for one year. The coupon rate will be 10% and interest will be payable quarterly in arrears. The Company will reserve the right to force conversion upon the Company's share price trading at $.75 or higher for 30 consecutive days. Finder's fees will be payable in accordance with and subject to the rules and regulations of the TSX Venture Exchange.

This debenture will provide VRB Power with the proceeds to complete the PacifiCorp project in MOAB and for general corporate use.

A progress report concerning completion dates for the MOAB installation will follow shortly by way of announcement.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

FILE 34688



VRB Power Systems
INCORPORATED

03 AUG -6 AM 7:21

News Release
For Immediate Release

Stock Option Grant

Vancouver, B.C. (May 30, 2003) – VRB Power Systems Inc. ("VRB Power") today announced the granting of 475,000 incentive stock options to employees and consultants. The stock options are at a price of $0.10 per share pursuant to the company's stock option plan and subject to regulatory approval.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


VRB Power Systems
INCORPORATED

News Release
For Immediate Release

King Island Project Progress Report

Vancouver, B.C. (May 20, 2003) – VRB Power Systems Inc. (VRB Power) announces that it's 69% owned subsidiary, Pinnacle VRB Limited, announced the following:

Pinnacle VRB Limited ("Pinnacle") is pleased to advise significant progress in the project to install a Vanadium Redox Battery Energy Storage System (VRB/ESS) on King Island.

The project consists of a 200kW 4 Hour (800 kWh) VRB/ESS forming an integral part of the King Island Renewable Energy Expansion (KIREX) being installed by Hydro Tasmania (HEC) on Huxley Hill, King Island.

Pinnacle is constructing the VRB/ESS for Hydro Tasmania (HEC) with additional funding being provided by the Australian Greenhouse Office (AGO).

The progress achieved so far is as follows:

- The first two of five milestones in the HEC contract have been completed.
- The first three of six milestones in the AGO agreement have been completed.
- The building designed to house the VRB/ESS on King Island has been completed.
- The VRB/ESS cell stacks have been built, tested, inspected and delivered to Melbourne.
- The electrolyte solution has been dispatched.
- The inverter has been completed and is undergoing the manufacturer's pre delivery testing.
- The actual installation of the system and integration is scheduled to begin in June.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. (VRB/ESS). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com








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Notice of Directors, Notice of Change of Directors, or Notice of Change of Address of a Present Director

* indicates a mandatory field

1 * **Corporation Name:**
VRB Power Systems Inc.

2 **Corporation Number:**
211800-9

3 * **The following persons are directors of this corporation:**
Click on a name to modify or remove a director.

Add

- **CASE, WAYNE** (Canadian resident: No)
  2765 NW NICOLAI, PORTLAND, Oregon, U.S.A, 97210
- **GERRY, ALBERT** (Canadian resident: Yes)
  2347 - 129A AVENUE, SURREY, British Columbia, Canada, V4A 9H1
- **NICHOLSON, DONALD** (Canadian resident: Yes)
  1228 WEST HASTINGS ST., SUITE 1602, VANCOUVER, British Columbia, Canada, V6E 4S5
- **SORACE, VINCENZO** (Canadian resident: Yes)
  1288 MARINASIDE CRES., #112, VANCOUVER, British Columbia, Canada, V6Z 2W5

4 **Signature:**
Date (YYYY/MM/DD)
* 2003 07 23

* Signature

* Capacity of

5 **Contact Information:**
* First Name

Middle Name

* Last Name

* E-mail

FILE 34688

JS 7619(1094)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria, BC V8W 9V3
Telephone (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

NOTICE OF DIRECTORS FOR EXTRAPROVINCIAL COMPANY

Section 329(1Xc) COMPANY ACT



B. Certificate of Incorporation Number

A-42154

Office Use Only – Do Not Write in this Area

Freedom of Information and Protection of Privacy Act The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, BC V8V 9V3.

A. FULL NAME OF COMPANY

VRB POWER SYSTEMS INC.

C. DATE OF CHANGE
Y M D

2003-03-28

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS (if any)
CASE	WAYNE

E. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (if any)

F. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME & INITIAL (if any)	RESIDENTIAL ADDRESS (include postal/zip code)
NICHOLSON	Donald	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5
SORACE	Vincenzo	112 – 1288 Marinaside Crescent, Vancouver, B.C. V6Z 2W5
GERRY	Albert	2347 129A Avenue, Surrey, B.C. V4A 9H1
CASE	Wayne	2765 NW Nicolai, Portland, Oregon, 97210

G. CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED
2003/07/28

A/007619000/12864.1

FILE 34688

JS 7619(1094)



BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria, BC V8W 9V3
Telephone (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

NOTICE OF DIRECTORS FOR
EXTRAPROVINCIAL COMPANY
Section 329(1Xc) COMPANY ACT

B. Certificate of Incorporation Number

A-42154

Office Use Only – Do Not Write in this Area

Freedom of Information and Protection of Privacy Act The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, BC V8V 9V3.

A. FULL NAME OF COMPANY

VRB POWER SYSTEMS INC.

C. DATE OF CHANGE
Y M D

2003-03-28

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS (if any)

E. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (if any)
SHAW	DAVID

F. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME & INITIAL (if any)	RESIDENTIAL ADDRESS (include postal/zip code)
NICHOLSON	Donald	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5
SORACE	Vincenzo	112 – 1288 Marinaside Crescent, Vancouver, B.C. V6Z 2W5
GERRY	Albert	2347 129A Avenue, Surrey, B.C. V4A 9H1

G. CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED
2003/07/28

A/007619000/12864.1

FILE 34688


TSX
TSX venture
EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB Power Systems Inc. (the "Issuer").

Month in which stock options have been granted or amended:

July 2003.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exer-cise Price	Expiry Date
Tim Hennessy	July 18/03	Consultant	July 18/03	270,000	$0.26	July 18/08
Wayne Case	July 18/03	Director	July 18/03	400,000	$0.26	July 18/08
Albert Gerry	July 18/03	Director	July 18/03	100,000	$0.26	July 18/08

Total number of optioned shares proposed for acceptance 770,000

- Date shareholder approval was obtained for the Stock Option Plan: December 20, 2002
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: -142,773*

**Note – Allowable shares for issuance under stock option plan as at July 18, 2003: 5,402,227*
Number of shares issued under stock option plan as at July 18, 2003: 5,545,00

The shortfall is due to Global Link Capital Corp.'s April 7, 2003 stock option grant of 300,000 stock options being only 150,000 valid stock options due to Global Link Capital's Investor Relations Contract being only a six month term.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated: July 24, 2003



Vince Sorace, President

FILE 34688

BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   VRB Power Systems Inc.
   Suite 1645, 701 West Georgia Street
   Vancouver, BC V7Y 1C6
   Tel: 604-697-8820
   Fax: 604-681-4923

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   British Columbia, Alberta, Ontario

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange – VRB
   OTC Pink Sheets – VRBPF
   Frankfurt Exchange - VNK

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   770,000 Common Share Stock Options with a exercise price of $0.26 and an expiry date of July 18, 2008.

   Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities optioned	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Albert Gerry, Vancouver, BC	100,000	July 18, 2003	$0.26	Section 74(2)(9) of the Securities Act	4 months
Wayne Case, Portland, Oregon	400,000	July 18, 2003	$0.26	Section 74(2)(9) of the Securities Act	4 months

Tim Hennessy Portland, Oregon	270,000	July 18, 2003	$0.26	BC I 45-507	4 months

5. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule.			

6. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   Not applicable.

7. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

   Not Applicable

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 24th day of July, 2003.
VRB Power Systems Inc.



Vince Sorace, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO FORM 45-902F

8. Disclosure required by item 6 of the Form 45-902F.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number optioned	Exemption relied on
Albert Gerry 2347 – 129A Street Surrey, BC	604-632-9880	100,000 Stock Options	Section 74(2)(9) of the Securities Act
Wayne Case 2765 N.W. Nicolai Portland, Oregon	503-227-7908	400,000 Stock Options	Section 74(2)(9) of the Securities Act
Tim Hennessy 9902 N.W. Engleman St. Portland, Oregon	503-291-1710	270,000 Stock Options	BC I 45-507